Exhibit (a)(5)(F)
National City Corporation
1900 E. 9th St.
Cleveland, OH 44114-3484
For Immediate Release
NEWS RELEASE
For Immediate Release

Investor Contacts:	Media Contact:
Jill Hennessey	Kristen Baird Adams
216-222-9253	216-222-8202
jill.hennessey@nationalcity.com	kristen.bairdadams@nationalcity.com
NATIONAL CITY ANNOUNCES RESULTS OF TENDER OFFER
CLEVELAND, March 7, 2007 — National City Corporation (NYSE: NCC) announced today the final results of its “modified Dutch auction” tender offer, which expired at 12:00 midnight, New York City time, on February 28, 2007.
     National City has accepted for purchase 40,325,638 shares of its common stock at a price of $38.75 per share, totaling $1,562,618,472. These shares represent approximately 6.2 percent of shares outstanding.
     The depositary will promptly pay for the shares accepted for purchase. With completion of the tender offer, National City has approximately 609.6 million shares of common stock outstanding.
     The Company’s existing open market repurchase authorization for up to approximately 43.5 million additional shares is unaffected by the tender offer. Rule 13e-4(f) under the Securities Exchange Act of 1934, as amended, prohibits the Company from purchasing any shares, other than in the tender offer, until at least ten business days after the expiration of the tender offer.
     Lehman Brothers Inc. is the Company’s financial advisor. The dealer manager for the tender offer is Lehman Brothers Inc., the information agent is Georgeson Inc., and the depositary is National City Bank.
     This press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any shares.
About National City
National City Corporation (NYSE: NCC), headquartered in Cleveland, Ohio, is one of the nation’s largest financial holding companies. The Company operates through an extensive banking network primarily in Ohio, Florida, Illinois, Indiana, Kentucky, Michigan, Missouri and Pennsylvania, and also serves customers in selected markets nationally. Its core businesses include commercial and retail banking, mortgage financing and servicing, consumer finance and asset management. For more information about National City, visit the Company’s Web site at www.nationalcity.com.